Mail Stop 3561

January 8, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed December 10, 2008**
> **File No. 1-34222**

Dear Mr. Qin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after your filing date of December 10, 2008. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please note that you filed your form on EDGAR as a Form "10-12B," while it appears you intend to register securities under Section 12(g) of the Exchange Act.

3. We note your statement that you are "designed around the concept of Business-to-Consumer." Please revise this statement or explain it in light of the fact that you sell products to independent affiliates who resell the products at retail to consumers. In an appropriate location, please fully explain your affiliate compensation model. For example, we note that your website discusses in Frequently Asked Questions the following compensation-related terminology: "automatic positioning," "right leg," "EFTB leg" and "unlimited cycles." Please explain how these and other compensation-related terms relate to your payment model. Discuss whether there are any requirements for affiliates to sell a certain percentage of their inventory prior to purchasing additional products from you. Also disclose whether the affiliates are required to pay for training and marketing materials.

4. Please provide support for the statements on your website that your "powerful program can help everybody; even people new to the industry make a high income" and that you have "one of the highest affiliate payouts in the industry." Also support the statement that you provide the "best bio-available spray nutritional product." Finally, provide support for each of the awards Mr. Qin has received.

5. On June 12, 2008, you issued a press release announcing restated unaudited financial results for 2007 and 2006. Please explain why your financial results for 2007 differ significantly from the audited 2007 financial results you include in this Form 10. In this regard, we note that you reported in the press release revenues that are more than four times the amount reported in your Form 10 and net income that is more than double the audited amount.

Organizational History, page 4

6. Please discuss the business purpose of the loans you made to Excalibur International Marine Corporation. Also disclose any relationship between the company and Excalibur International Marine Corporation prior to the acquisition of 49% of Excalibur International Marine Corporation's shares. In this regard, you should provide any disclosure required by Item 404 of Regulation S-K.

Regulation S Private Placement, page 5

7. We note your statement that in March 2008 you commenced a private placement of up to 10,000,000 units. You also state that the private placement terminated in October 2008, at which time you had sold 14,890,040 units. Please revise to explain why the number of units sold exceeded the maximum offered under the

Jack Jie Qin
EFT BioTech Holdings, Inc.
January 8, 2009
Page 3

>	private placement. Please make conforming revisions elsewhere in the
>	registration statement where applicable.

8. The last paragraph on page five states that you used $22,760,000 for a loan.
   Please revise to provide additional disclosure regarding this loan and explain
   whether the funds were used to make a loan or to pay off a loan.

Products, page 6

9. Please disclose the extent to which your business is seasonal. See Item
   101(c)(1)(v) of Regulation S-K.

10. Disclose the specific need, symptom or condition each product is intended to
    address.

Distribution of Our Products, pages 8

11. We note your statements that you buy "product ingredients" from third parties and
    have "completed products" sent to your fulfillment center in California for
    shipping to China and Hong Kong. This language may imply that you are
    manufacturing products, which is inconsistent with your statements elsewhere in
    the registration statement that you do not manufacture any of the products you
    sell. Please revise or advise.

Business-to-Consumer (B2C) Internet Marketing, page 8

12. Please clarify whether your products are sold solely outside of the United States
    as it appears that they are shipped to affiliates in China and Hong Kong. We note,
    however, that your website indicates that your products have "won the support
    and recognition from consumers across America and throughout the world."
    Please provide support for the statement that American consumers support your
    products. In a June 24, 2008 press release, you announced meetings that Mr. Qin
    would hold with the prime minister of Vietnam. In that press release, you
    describe your products as "world class American made products." Please provide
    support for this statement, especially since your business description primarily
    focuses on the packaging of products in the United States that were purchased
    from China and, in the case of Rooibos tea, South Africa.

13. Please explain the "consistent brand image" you seek to promote.

14. Please disclose that you do not have any manufacturing agreements with the
    significant vendors you have identified and fully describe your relationship with
    each vendor.

U.S. Government Regulation, page 10

15. You state that you and your products are subject to regulation by the Federal Trade Commission. Please clearly explain why you are subject to regulation by the Federal Trade Commission.

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 11

16. Your references to raw materials and "product ingredients" appear to imply that you are manufacturing products, which is inconsistent with your statements elsewhere in the registration statement that you do not manufacture products. Please revise or advise.

Item 1A. Risk Factors, page 12

17. The notes to your financial statements indicate that as of September 30, 2008 you held $35.6 million in cash and cash equivalents in banks in amounts that exceed the federally insured limit. Please include a risk factor regarding these uninsured amounts of cash and cash equivalents.

Selected Financial Data, page 20

18. Please tell us how you considered the requirement to include five years of selected financial data as required by Item 301(a) of Regulation S-K. Please also tell us how you considered the need to include interim periods as contemplated by Instruction 4 to Item 301 of Regulation S-K.

19. We note that you have labeled your Selected Financial Data as "audited." Please tell us if your auditors specifically audited your tabular presentation of this selected financial data under the guidance in SAS 42 or other applicable guidance and are aware and agree to your labeling of such data as audited.

Management's Discussion and Analysis of Financial Condition …, page 20

20. Please delete the reference to the Private Securities Litigation Reform Act because you are not eligible to rely on the safe harbors since you are not subject to the reporting requirements of Section 13(a) and 15(d) and you appear to be an issuer of penny stock. See Section 27A of the Securities Act and Section 21E of the Exchange Act.

21. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In

doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

For example, you refer to your business expansion plan on page 17. Please discuss the anticipated effect of the expansion plans on your liquidity and need for funding. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations, page 23

22. Please explain to us how you calculated the amounts included in your Contractual Obligations table. In this regard, the timing of the payments presented does not appear to match the narrative description in the footnotes below this table and no payments appear to have been included for the City of Industry lease for April 1, 2008 to March 31, 2009.

Results of Operations, page 24

The Fiscal Year Ended March 31, 2008…, page 24

23. We note your statement that total liabilities increased, and that the increase was due to an increase in "deposits from investors." Please revise to further describe the nature of "deposits from investors." For example, please discuss whether the deposits are refundable and, if so, describe the terms.

24. Please revise your discussion of the results of operations to describe the reasons for increases or decreases in the components of net income. To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods sold or the introduction of new products or services.

Liquidity and Capital Resources, page 25

25. Please revise to describe the nature of the "deposits related to a private placement" of your common stock.

26. Your discussion of liquidity and capital resources should not merely restate information already included in your financial statements, but instead should describe your material commitments for capital expenditures and the anticipated source of funds to fulfill those commitments, describe any known trends in your capital resources, and identify any known trends or demands that affected or are reasonably likely to affect your liquidity. Please revise. Refer to Section IV of our Release No. 33-8350.

Summary of Significant Accounting Policies, page 26

27. We note your disclosure of Significant Accounting Policies on page 26. We remind you that your disclosure of critical accounting estimates within Management's Discussion and Analysis should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure of critical accounting estimates should be limited to those accounting estimates or assumptions where the nature of the estimates of assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and where the impact of the estimates and assumptions on financial condition or operating performance is material. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in Management's Discussion and Analysis should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section V of our Release No. 33-8350, and revise.

Item 5. Directors and Executive Officers, page 32

28. Please revise the biography of Dr. Joseph B. Williams to identify the schools from which he obtained the degrees you listed in his biography.

Item 6. Executive Compensation, page 34

29. Please revise to include a compensation discussion and analysis section and to provide all of the information required by Item 402 of Regulation S-K.

30. Please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in management's discussion and analysis. See the Instruction to Item 402(c)(2)(v) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions…, page 35

31. Please revise to include a description of your policies and procedures for the review of transactions with related persons. See Item 404(b) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 37

32. Please file as an exhibit a form of the subscription agreement used in connection with the private placement you disclosed.

Item 11. Description of Registrant's Securities to be Registered, page 38

33. The disclosure indicates that you are authorized to issue 4,975,000,000 shares of common stock. However, the articles of merger filed as Exhibit 3.1.1 state that you are authorized to issue 250,000,000 shares of common stock. Please file the organizational documents that reflect such higher number of authorized shares or revise the registration statement.

34. In the first paragraph under the caption "Common Stock" you state that there are 61,089,081 shares of common stock outstanding. In the second paragraph you state there are 75,983,205 shares of common stock outstanding. Please revise or advise.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 39

35. We note that you issued a press release on February 7, 2008 announcing that you had hired Weinberg & Company, P.A. as your independent auditors. We also note that your annual financial statements within this filing were audited by Child, Van Wagoner & Bradshaw, PLLC. Please tell us how you determined that no disclosure was necessary here as it appears that you may have changed your independent auditors.

Item 15. Financial Statements and Exhibits, page 39

36. On page 16, you refer to an employment agreement with Ms. Tang. Please file that agreement as an exhibit to the registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

37. Please move the financial statements to precede the signature page. Also, please re-number the financial statement pages consecutively to remove duplicate page numbers.

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

General

38. We note your disclosures throughout your filing concerning the merger with EFT BioTech. We understand that on November 18, 2007, you acquired 100% of the issued and outstanding shares of EFT BioTech in consideration for 53.3 million shares of your common stock. We also understand that this transaction resulted in the former shareholders of EFT BioTech controlling 87% of the post-merger entity's capital stock, and you have accounted for this merger as a reverse acquisition with EFT BioTech deemed to be the accounting acquirer of you. We have the following comments:

- Please revise Note 1 to your annual financial statements to include information similar to that seen in Note 1 to your interim financial statements. Specifically, please revise to clarify that at its formation on September 18, 2007, EFT BioTech was merged with EFT Limited in a reorganization of entities under common control and that EFT Limited acquired its four wholly-owned subsidiaries in reorganizations of entities under common control. Please also clarify, if true, that these reorganizations of entities under common control resulted in changes in the legal organization of these predecessors to EFT BioTech but did not result in changes in the reporting entity.

- Please also clarify, either here or in another appropriate place in your filing, which of EFT Limited's subsidiaries are operating companies. In this regard, we note your disclosure in Note 7 that substantially all of your consolidated net income is generated from your BVI operations, and we believe it provides useful information to clarify which subsidiaries are generating the income seen in your financial statements and to briefly address the operating history of such subsidiaries.

- We note that you provided only two years of audited annual financial statements. Please tell us how you determined your current presentation complied with the requirements of Articles 3.01 and 3.02 of Regulation S-X, since we assume the predecessors to EFT BioTech existed prior to fiscal year 2007.

- Please explain to us, and disclose in the footnotes to your financial statements, how you accounted for the reverse merger between you and EFT BioTech. Specifically, please clarify whether you accounted for this reverse merger using purchase accounting or as a recapitalization, and your reasons for this accounting.

- Please explain to us how the reverse merger is reflected in your statements of changes in stockholders' equity. Please note that if you accounted for this reverse merger as a recapitalization of EFT BioTech, we believe the most appropriate way to reflect this transaction would be to retroactively restate the equity of EFT BioTech prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 53.3 million shares received by EFT BioTech in the merger. We believe that the shares of common stock held by EFT Holdings immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former EFT Holdings shareholders as part of the November 18, 2007 recapitalization," presented as though this were an issuance of stock on November 18, 2007. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

- We may have further comments upon reviewing your response.

39. Please apply our comments on your annual financial statements to your interim financial statements, where applicable.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-5

Segments

40. We note that you have not included disclosures about your segments as required by SFAS 131. If you believe that you have only one operating and reportable segment, please clarify this to your readers as we believe this is useful information. Additionally, please tell us how you considered the disclosure requirements of paragraph 37 of SFAS 131, since we note that you appear to sell several different types of products.

Related Parties

41. We noted in Item 1: Business, on page 11 under properties that you lease a 1,700 square foot management office located at the Sino Financial Tower in Hong Kong for $1 per month. Please tell us if this lease is with a related party and if so, why you have not provided disclosure in the footnotes to your financial statements as required by SFAS 57. If this lease is not with a related party, please help us to understand how you were able to obtain such an advantageous rental rate from a third party.

Revenue Recognition, page F-7

42. We note that your sales are to affiliates. Please tell us if there are any rights of return or exchange related to these sales. If so, please tell us and revise your footnote to clarify how you account for these rights of return or exchange when recognizing revenue.

43. We note that you recognize revenue when the delivery is completed. Please tell us how you consider whether any orders had shipped but not yet been delivered at period end and how you account for such orders. Please revise your accounting policy to address this matter.

44. We note that you pay your sales affiliates a commission on the products sold. Please explain to us how you track the products sold by your affiliates and how you ensure that you record all appropriate commissions within a specific period. Please also clarify to us whether your affiliates earn commissions on all products they purchase from you or if they only earn commissions from purchases made by other affiliates that they introduced to your company, as this is unclear from your current disclosures.

Income Taxes, page F-8

45. We read that you adopted FIN 48 on January 1, 2007. Please tell us how this is the appropriate date given paragraph 22 of FIN 48 and that your fiscal year begins on April 1.

Recent Accounting Pronouncements, page F-9

46. Please tell us why you have not included any information related to the adoption of SFAS 157. Per paragraph 36 of SFAS 157, it is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we assume you would have been evaluating the adoption of this standard at March 31, 2008 and that you would have adopted this standard on April 1, 2008, triggering the need for additional footnote disclosures in your interim financial statements. We note that you have available for sale securities to which this statement would apply at both March 31, 2008 and September 30, 2008.

Note 6 – Stockholders' Equity, page F-11

47. We note your discussions here and throughout your filing concerning the private placement of your common stock that commenced in March 2008 and was terminated in October 2008. We have the following comments:

- We note that you initially recorded the cash received from the private placement as restricted cash. Given your statement on page 37 that this was a "best efforts" offering, please revise your disclosures here or in another appropriate place in your filing to explain why these funds were restricted and the terms of such restrictions, including the dates that such restrictions were lifted.

- We note from disclosures elsewhere in your filing that you used $22.8 million of proceeds from this private placement to make loans to Excalibur International Marine Corporation beginning in July 2008. Please confirm to us that the restrictions on your private placement proceeds were no longer in existence at the time that you loaned these proceeds to Excalibur, or explain this matter to us in more detail.

- We note that you recorded a liability titled "Deposits from Investors" at both March 31, 2008 and September 30, 2008 to reflect the proceeds raised in your private placement rather than recording the issuance of the related units in your equity statement. Please revise your disclosures here or in another appropriate place in your filing to better explain the terms of your private placement, including when the units were issued and why they were not issued at the time that cash was received from the private placement investors.

- We note disclosures throughout your filing that none of the stock warrants issued in this private placement had been exercised or redeemed as of September 30, 2008. Given that you do not appear to have issued the Units, including these stock warrants, to your investors until November 2008, we assume that it was not possible for these warrants to have been exercised or redeemed as of September 30, 2008. Please confirm our assumption or explain this matter to us in more detail.

- Please revise your disclosures here or in another appropriate place in your filing to better explain the terms of your redeemable stock warrants, including explaining the circumstances under which such warrants are redeemable and the redemption price.

- Please explain to us how you accounted for the issuance of the stock warrants, including how you determined the value assigned to such warrants and how you considered whether the warrants should be classified as a liability under SFAS 133 and EITF 00-19.

48. Please explain to us your treatment of the warrants in your calculation of diluted earnings per share as of both March 31, 2008 and September 30, 2008.

49. We note in Item 10 – Recent Sales of Unregistered Securities that from time to time you have issued shares of common stock to executive officers in consideration of services rendered. We also note the caption "Stock based compensation" on your Consolidated Statement of Cash Flows for the years ended March 31, 2008 and March 31, 2007 and for the six months ended September 30, 2008 and September 30, 2007. Please tell us whether you have adopted SFAS 123R and how you have complied with the disclosure requirements of paragraph 64 of SFAS 123R or why you believe that this statement does not apply to you.

Note 7 – Income Taxes, page F-11

50. Please explain to us why you have not included a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations and the estimated amount and the nature of each significant reconciling item as contemplated by paragraph 47 of SFAS 109. If you believe that this does not apply to you or is immaterial, please explain to us why, in reasonable detail. We note that you did provide this disclosure in your interim financial statements.

51. We note that your company generated substantially all of its net income from its British Virgin Islands operations for the years ended March 31, 2008 and 2007 which are not subject to any tax provision according to BVI tax law. We also note that you paid dividends to stockholders of $10,439,044 in your fiscal year ended March 31, 2007 and $18,526,177 in your fiscal year ended March 31, 2008. Please explain to us if these dividends were paid from earnings distributed from your BVI subsidiaries to your U.S. company, and if so, your basis in GAAP for determining that you did not need to pay U.S. taxes on these earnings.

Note 9 – Commitments, page F-12

52. Please tell us if the U.S. lease discussed in this footnote is the same as the lease included in the contractual obligations table in Management's Discussion and Analysis of Financial Condition and Results of Operations. We note that in this footnote the monthly lease payment is disclosed as $10,063 whereas in the Contractual Obligations table it was $9,035. If they are the same lease, please explain this difference to us. If they are not the same lease, please clarify whether this footnote and the Contractual Obligations table are complete.

53. For the operating lease in Hong Kong, we note that you disclosed that monthly payments are $50,000. Monthly payments of $50,000 for one year would total $600,000, but you have disclosed future minimum lease payments for one year as

$360,000. Please reconcile the monthly lease payments disclosed at the bottom of page F-12 with the annual lease payments disclosed at the top of page F-13, and revise as necessary.

Consolidated Financial Statements for the Period Ended September 30, 2008

Notes to Consolidated Financial Statements

54. Please disclose, if true, that your interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Refer to Article 3-03(d) of Regulation S-X.

55. Please tell us why you have not included a statement of changes in stockholders' equity for the interim period. Refer to Article 3-04 of Regulation S-X.

Exhibit 10.1

56. Please identify the Sellers who were parties to the Share Exchange Agreement, or tell us where in the agreement they are identified.

Exhibit 23.1

57. Please remove Exhibit 23.1.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
          Via Facsimile